Room 4561
								November 3, 2005

James Farinella
Chairman, Chief Executive Officer and President
SoftNet Technology Corporation
One Anderson Road, Suite 105
Bernardsville, NJ  07924

Re:	SoftNet Technology Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
		File No. 0-07693

Dear Mr. Farinella:

      We have reviewed your responses to the comments raised in our letter dated August 23, 2005 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your intent to "amend and restate where necessary" upon the clearance of the comment process. You are reminded that amendments are considered to contain information material to investors and accordingly should be filed as soon as possible.
You
should not delay filing the amendments until the completion of the comment process.

2. With regard to your reporting obligations under Form 8-K, you are advised that the Staff has not undertaken a review of all of your press releases. Press releases referred to in our comment letter of
August 23, 2005 were provided as examples only. You should determine whether other communications issued prior to, and subsequent to, our letter also represent reporting obligations under Form 8-K and report accordingly. Similarly, you should also ensure that documents filed as exhibits are provided in their entirety so as to include all related schedules and appendices.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Prior comment 1:

3. Tell us the amount of revenue generated by each of your subsidiaries in each of the two most recent fiscal years and each quarter in 2005.

4. We note your statement that the Company does not enter into multiple element arrangements. Please refer to the discussion within the Business section wherein you describe the Solutions Technology subsidiary as providing "turnkey solutions." The discussion suggests that these "solutions" include a variety of elements, including, installation and integration services, hardware, software, maintenance services and payroll processing services. Please clarify why you do not believe that your arrangements contain multiple elements. Describe a standard customer agreement, how your revenue recognition policies address each element in the agreement and provide a copy of your most significant customer agreement for our review.

5. With regard to the revenue recognition policies of WholesaleByUS we have the following comments:

a. Clarify how your recognition of revenue "upon the sales orders being placed" satisfies the delivery requirements of SAB No. 104. Although, according to your response, "delivery occurs within two to three days after" the customer places an order, it is not clear whether orders are shipped on the same day and what your shipping terms are. That is, when do title and the significant risks and rewards of ownership pass to the customer? Tell us whether shipments occur on the same day on which orders are placed and whether your shipping terms are FOB destination or shipping point. Tell us how your accounting differs when an item is categorized as a "special order" and shipment does not occur for an extended period of time.

b. Your discussion within the Business section suggests that you are providing the underlying technology for sellers to transact sales over the internet, that is, your WBU system provides a forum for sellers to reach buyers, rather than actually selling products. You state that "WBU bundles an accounting package along with the most advanced shipping and tracking system around further reducing the cost" for suppliers selling on the internet. Please clarify whether you are selling products, providing services or both.

6. With regard to your analysis of EITF 99-19 we have the following comments:

a. Tell us why you believe you are the primary obligor for product sales on WholesaleByUs. Your response should include, but not be limited to, your responsibility for product fulfillment, including the acceptability of the product purchased by the customer, under what circumstances you accept returns from your customers and whether you may, in turn, return products to your suppliers.

b. Tell us why you believe you have latitude in establishing product pricing. Statements within your Business section indicate that individual sellers upload their products onto your site in order to reach buyers. Such statements suggest that these individual sellers would also determine pricing for their products. Clarify whether the
Company offers products for sale or whether products for sale through the site have been posted by individual sellers.

c. We understand from your response that you obtain credit card information from customers when orders are placed and that card rejections result in the cancellation of product shipment. We note from your filing that the WBU system "automatically pay[s] the supplier" following an internet sale. Tell us whether you remit the total purchase price charged to a customer`s credit card or whether the Company retains a portion of the customer payment.

d. Your response addressed only a portion of the indicators of gross revenue reporting set forth in EITF 99-19. Please tell us how you have considered each of the factors described in paragraphs 8, 10, 11, 12 and 13 in determining that recognition of gross revenue is appropriate for sales through WholesaleByUs.
Prior comment 2:

7. Your response to prior comment 2 fails to demonstrate how the disclosures in the intangible asset footnote comply with paragraphs
44 through 46 of SFAS No. 142. Revise your filing to provide the required disclosures. You may wish to refer to the disclosure illustration presented in Appendix C, Note C.

In addition, ensure that footnote disclosures are consistent with the amounts presented in the financial statements. That is, disclosures on page 11 state that goodwill of $400,000 exists as of December
31,
2004 while the balance sheet reflects a goodwill balance of $1,200,000. Revise accordingly.

Prior comment 3b:

8. With regard to the "organizational expenses to improve [your]
German subsidiaries` financial standing" for which you issued
1,000,000 shares, tell us

a. to whom the shares were issued,

b. the nature of the "organizational expenses" to which you refer,

c. the accounting literature that supports your intended accounting, that is, the classification of $210,000 as "organizational expenses".

9. Also with respect to the Holtermann acquisition, it does not appear that you have filed the audited financial statements or the pro forma financial information required by Regulation S-B Items 310(c) and 310(d), respectively. We note that you filed a Form 8-K on April 28, 2004 to report the acquisition, however, you appear to have excluded the financial statements and pro forma financial information required to be filed under Item 7. Your notation within the filing that financial statements of the business acquired are "available through request of the Company" is not appropriate. It is also not clear why you believe the pro forma financial information required by Item 7b is "Not Applicable". Please revise or tell us why you do not believe a revision is necessary.

10. With respect to the WholesaleByUs acquisition, it does not appear that you have filed the audited financial statements or the pro forma financial information required by Items 310(c) and 310(d), respectively, of Regulation S-B. We note that you filed a Form 8-K on September 23, 2004 to report the acquisition, however, you appear to have excluded the financial statements and pro forma financial information required to be filed under Item 9.01. It is also not clear why you believe the financial statements of the business acquired and the pro forma financial information required by Item 9.01, paragraphs a and b, are "Not Applicable". Please revise or tell us why you do not believe a revision is necessary.

Prior comment 4:

11. Your disclosures regarding the number of shares issued in the WholesaleByUs acquisition are inconsistent in your filings. For example, within Note 1 in the Form 10-KSB you state that WBU was acquired for cash and 20,000,000, while in Note 8 you refer to 5,000,000 shares. Please revise future filings to indicate the actual number of shares issued in the acquisition. This comment is also applicable to your filings on Forms 10-QSB.

12. We note your statement in Note 1 that if the sale criteria set forth in the WholesaleByUs acquisition are not reached " these shares are to be returned to the Company." According to the Acquisition Agreement filed with From 8-K on September 23, 2004, it appears that
SoftNet "reserves the right to repurchase" certain shares if revenue targets are not attained. Revise future filings to reflect the terms of the repurchase option, including that the shares may be repurchased at par value.

Prior comment 5:

13. With regard to the Cross Capital transaction we have the following further comments:

a. It appears that, in addition to convertible preferred shares, you issued warrants to purchase shares of common stock. Tell us how you have accounted for these instruments and why you have not provided disclosures regarding them in your financial statements.

b. It appears that the consideration received in exchange for the preferred shares and warrants is an "Investment Interest". Please tell us the business purpose behind your "investment" and how you determined that "funds" were to be received from this investment.

c. Tell us the basis for your "cancellation" of the agreement, as it is not clear from documents available to us that you have the right of cancellation.

d. Your response indicates that you no longer believe the "subscription receivable" is collectible. Tell us why you believe that you have a valid receivable, that is, why the receivable has not been written off.

14. We note that you filed the Cross Capital Fund, LLC Investment Exchange Agreement as an exhibit to Form 8-K filed on April 28, 2004.
Provide us with, and amend the filing to include, all related documents and schedules, including (but not limited to) the "Operating Agreement" and Schedule A "the Warrant".
Prior comment 9a:

15. We have considered your response to prior comment 9, wherein you state that disclosures required by paragraph 58 of SFAS No. 141 have not been provided because you do not consider the Indigo Technology
Services acquisition to have been a material business combination. We disagree with your assessment, primarily due to the fact that the value of consideration paid for the acquisition ($1,350,000) exceeds
75% of your total assets as of December 31, 2004. Accordingly, we believe that you should revise your filings to provide all disclosures required by paragraph 58 of SFAS No. 141.

16. In addition, with regard to the Indigo acquisition, it does not appear that you have filed the audited financial statements or the pro forma financial information required by Items 310(c) and 310(d), respectively, of Regulation S-B. We note that you filed a Form 8-K on May 10, 2005 to report the Indigo acquisition, however, you appear to have excluded the financial statements and pro forma financial information required to be filed under Item 9.01. It is also not clear why you believe the financial statements of the business acquired and the pro forma financial information required by Item 9.01, paragraphs a and b, are "Not Applicable". Please revise or tell us why you do not believe a revision is necessary.

Prior comment 11:

17. Clarify why you believe that Indigo and Net Centric were both acquired for 9,000,000 shares of common stock. It appears, from your disclosures and your response, that Indigo, a corporation, was acquired for 9,000,000 shares on February 22, 2005. Indigo`s shareholders would have become, at that time, former Indigo shareholders. Following the acquisition of Indigo by SoftNet in February 2005, it is unclear how shares received as consideration in the previous transaction were used by certain former shareholders of
Indigo to acquire Net Centric in April 2005.  Please advise.

Press release dated August 18, 2005

18. We note that in an August 18, 2005 press release you stated that due to "recent changes in accounting procedures, approximately $100,000 plus in additional booked revenue is not reflected in this statement" and that you intend to file an amended Form 10-QSB for the second quarter. Please tell us what changes have been made to your accounting procedures or policies, the reasons for these changes and the amount by which revenue was misstated in the Form 10-QSB that you filed on the same day that you made these statements. Tell us when you intend to file an amendment to your previously filed Form 10-QSB.

June 2005 Loan Agreement

19. We note that in June 2005 you entered into a loan agreement whereby 100,000,000 Class A common shares were issued as security. Tell us the significant terms of this loan agreement and provide us with a copy of all documents associated with this transaction. Tell us why you have not filed these documents as exhibits.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.


      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting
Mr. James Farinella
SoftNet Technology Corporation
November 3, 2005
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